May 14, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Babette Cooper
Mark Rakip
Stacie Gorman
David Link

Re:	Origin Investment Corp I
Amendment 3 to Registration Statement on Form S-1
Filed April 25, 2025
File No. 333-284189

Ladies and Gentlemen:

Origin Investment Corp I (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 9, 2025, regarding the Registration Statement on Form S-1, as amended, submitted to the Commission on April 25, 2025 (the “Registration Statement”). This letter will be filed concurrently with the filing of a registration statement on Form S-1/A (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Amendment 3 to Registration Statement on Form S-1

Summary

Our Sponsor, page 8

1.	We note your revised disclosure regarding the issuance of shares to your directors. Please revise your table here and on page 82 to reflect this compensation. Please refer to Items 1602(b)(6) and 1603(a)(6) of Regulation S-K. Additionally, please provide the disclosure required by 1603(a)(7) regarding the indirect interests these individuals will have in the sponsor or advise.

Response: We have revised the Registration Statement on the prospectus cover page and pages 7, 8, 44, 80, 82, 108, 114 and 116.

Part II. Information not Required in Prospectus

Exhibit Index, page II-4

2.	We note the legal opinion from your Cayman Islands counsel, filed as exhibit 5.1, has a number of inappropriate assumptions. For example, in reference to paragraphs 2.8, 2.10 and 2.12, it is not appropriate for counsel to assume away material facts underlying the opinion or any readily ascertainable facts. Please request that counsel revise the opinion to remove all inappropriate assumptions. For guidance, please refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response: We have revised and refiled the legality opinion as requested.

* * *

Thank you for your attention to this response. If you have any questions related to this letter, please contact the undersigned at (212) 503-9812.

Very truly yours,

/s/ William N. Haddad
William N. Haddad
Venable LLP

cc:	Yung-Hsi (“Edward”) Chang, Origin Investment Corp I
Nicolas Kuan Liang Lin, Origin Investment Corp I
Arif Soto, Venable LLP
Mitchell S. Nussbaum, Loeb & Loeb LLP
David J. Levine, Loeb & Loeb LLP